SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           CHEM INTERNATIONAL, INC.
                               (Name of Issuer)

                   Common Stock, $.002 Par Value Per Share
                        (Title of Class of Securities)


                                  163527203
                                (CUSIP Number)

                               Michael J. Nita
                            Shanley & Fisher, P.C.
                              131 Madison Avenue
                      Morristown, New Jersey 07962-1979
                                (973) 285-1000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 12, 1998
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)





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1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      E. Gerald Kay
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                        (b)
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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  NUMBER OF             (7)   SOLE VOTING POWER . . . . . . . . . . .2,737,978
   SHARES
 BENEFICIALLY           (8)   SHARED VOTING POWER . . . . . . . . . . . . . .0
  OWNED BY
    EACH                (9)   SOLE DISPOSITIVE POWER. . . . . . . . .2,737,978
 REPORTING
  PERSON                (10)  SHARED DISPOSITIVE POWER. . . . . . . . . . . .0
   WITH
------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,737,978 (includes presently exercisable stock options to purchase 100,000 shares)
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 51.9%*
------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

* Based on 5,178,300 shares of Common Stock of the Issuer outstanding on January 13, 1998 and assuming reporting person exercised all stock options presently exercisable or exercisable within sixty days to purchase 100,000 shares.

Item 1.     Security and Issuer

            The securities to which this statement relates are shares of common stock, par value $.002 per share (the "Common Stock"), of Chem International, Inc. a Delaware corporation (the "Issuer").

            The principal executive offices of the Issuer are located at 201 Route 22, Hillside, New Jersey 07205.

Item 2.     Identity and Background

            Mr. Kay is currently employed as the President, Chairman of the Board, Chief Executive Officer and a Director of the Issuer. Mr. Kay's business address is c/o Chem International, Inc., 201 Route 22, Hillside, New Jersey 07205.

            During the last five years, Mr. Kay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Kay is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

            Mr. Kay owns a general partnership interest in Gerob Realty Partnership, a New Jersey general partnership ("Gerob"). Mr. Kay is also the sole general partner of Gerob Associates, L.P., a New Jersey limited partnership, which owns the other general partnership interest in Gerob.

            Pursuant to a Stock Sale Agreement dated as of January 12, 1998, between the Issuer and Gerob, Gerob purchased, in a private transaction, 843,300 shares of Common Stock (the "Shares") from the Issuer. The Issuer's sale of the Shares was in consideration of: (i) satisfaction of the aggregate amount of $297,000 owed by the Issuer to Gerob representing rent past due and payable by the Issuer to Gerob for the period December 1, 1994 to December 31, 1997 for the Issuer's rental of the premises at 201 Route 22, Hillside, New Jersey under the Lease dated December 1, 1994, as renewed annually, (the "Lease") by and between the Issuer, as lessee, and Gerob, as lessor and (ii) satisfaction in full of the amount of $276,443.92 payable under the Promissory Note dated August 15, 1997 (the "Note") made by the Issuer in favor of Gerob.

Item 4.     Purpose of Transaction

            The purpose of the acquisition of the Common Stock by Gerob was the satisfaction of the Issuer's outstanding debt to Gerob under the Lease and the Note, as more fully described in Item 3 above. Gerob agreed to accept the Shares in lieu of cash.

Item 5.     Interest in Securities of the Issuer

            (a) The Reporting Person is the beneficial owner of 2,737,978 shares of Common Stock, which represents approximately 51.9% of the Issuer's



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Common Stock outstanding as of January 13, 1998, assuming the Reporting Person's exercise of all outstanding stock options presently exercisable or exercisable within sixty days to purchase 100,000 shares. The shares beneficially owned by the Reporting Person include: (i) 843,300 shares owned by Gerob for which the Reporting Person exercises sole voting and investment authority, and (ii) presently exercisable options to purchase 100,000 shares of Common Stock, which options were granted under the Issuer's Stock Option Plan.

            (b) Number of shares of Common Stock as to which the Reporting Person has:

                  (i)   Sole power to vote or direct the vote:  2,737,978

                  (ii)  Shared power to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition:
                        2,737,978

                  (iv)  Shared power to dispose or to direct the disposition:
                        0

            (c) Except as described in this Statement of this Schedule 13D, the Reporting Person had no transactions in Common Stock of the Issuer during the last 60 days.

            (d) Other than the interests of the limited partners of Gerob Associates, L.P. (the other general partner of Gerob) to receive a distribution of any dividends of the Issuer received by Gerob or the proceeds of any sale of Common Stock owned by Gerob, the Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.

            (e)   N/A

            Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of The Issuer

            As the Reporting Person is a general partner of Gerob and is the sole general partner of Gerob Associates, L.P. (the other general partner of Gerob), the Reporting Person has the legal right to direct the voting and investment of the shares of Common Stock owned by Gerob.

Item 7.     Material to be Filed as Exhibits

            Exhibit 1   Stock Sale Agreement, dated as of January 12, 1998 by
             and between
            Chem International, Inc. and Gerob Realty Partnership.

                                  SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 1998



                                          /s/ E. Gerald Kay
                                              -------------------------------
                                              E. Gerald Kay








            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).

                              INDEX TO EXHIBITS
                              -----------------
Exhibit Number          Description
--------------          -----------
    1                   Stock Sale Agreement dated as of January 12, 1998 by and
                        between Chem International, Inc. and Gerob Realty
                        Partnership.



487040

                                                                    EXHIBIT 1


                             Stock Sale Agreement


This Stock Sale Agreement is made as of the 12th day of January, 1998 by and between Chem International, Inc. a Delaware corporation (the "Company"), and Gerob Realty Partnership, a New Jersey general partnership (the "Purchaser").

                             W I T N E S S E T H

WHEREAS, the Company desires to sell to Purchaser, and Purchaser desires to purchase from Company, 843,300 shares (the "Shares") of the common stock, $.002 par value (the "Common Stock") of the Company, all on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the premises and material representations, warranties and covenants contained herein, the parties agree as follows:

1. Sale of Shares. As of the Closing Date (the date hereof) and subject to all other terms and conditions of the Agreement, the Company shall issue and sell the Shares to Purchaser.

2. Payment of Purchase Price. The Company's performance of this Agreement is in consideration of the following: (i) satisfaction of the aggregate amount of $297,000 owed by the Company to Purchaser representing rent past due and payable by the Company to the Purchaser for the period December 1, 1994 to December 31, 1997 for the Company's rental of the premises at 201 Route 22, Hillside, New Jersey under the Lease dated December 31, 1994, as renewed annually, by and between the Company, as lessee, and Purchaser, as lessor, and (ii) satisfaction in full of the amount of $276,443.92 payable under the Promissory Note dated August 15, 1997 (the "Note") made by the Company in favor of Purchaser.

3. Purchase Price per Share. The purchase price per share of Common Stock is sixty-eight cents ($.68), which is an agreed upon value being $.03 higher than the average of the closing price for a share of Common Stock as quoted on the Nasdaq SmallCap Market for the five business days immediately preceding the Closing Date.

4. Closing Documentation. As of the Closing Date, the Company shall forward a letter of instruction to Continental Stock Transfer & Trust Company, its transfer agent, to issue a stock certificate representing the Shares in the name of and to the Purchaser.

5. Purchaser's Closing Documentation. As of the Closing Date, Purchaser shall deliver the Note marked "paid in full" to the Company.

6. Representations and Warranties of the Company. The Company hereby represents and warrants as follows:

            (a) The Company has the legal capacity to execute and deliver this Agreement and perform the transactions contemplated hereby.

            (b) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

            (c) The Shares, when issued for the consideration set forth herein, will be duly authorized, validly issued and nonassessable.

            (d) The Shares are not subject to any lien, restriction, stockholder's agreement, standstill agreement or similar agreement or restrictions, except for restrictions on resale which may be imposed on Purchaser under the Securities Act of 1933, as amended (the "Securities Act").

            (e) There has not been any material adverse change in the business, operations, assets or financial condition of the Company from that set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 and the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1997.

7. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants:

            (a) Purchaser has the legal capacity to execute and deliver this Agreement and to consummate the transactions described herein. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms.

            (b) No consent of any person is required for the execution, delivery and performance of this Agreement by Purchaser.

            (c) Purchaser is acquiring the Shares solely for its own account for investment and not with a view to resale or distribution thereof, in whole or part.

            (d) Purchaser understands that the Shares have not been registered under the Securities Act or any state securities law, and that the offering and sale of the Shares by the Company to such Purchaser is intended to be exempt from registration under Section 4(2) of the Securities Act and the provisions of Rule 506 of Regulation D promulgated thereunder, based in part upon the representations and warranties of Purchaser hereunder.

                                                                    EXHIBIT 1



            (e) Purchaser understands that the Shares may not be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or pursuant to an exemption from such registration.

            (f) Purchaser did not become aware of the offer of the Shares through or as a result of any form of general solicitation or general advertising, including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio.

            (g) The managing general partner of Purchaser has such knowledge and experience in business and financial matters that he is capable of evaluating the merits and risk of the purchase of the Shares and make an informed investment decision with respect thereto.

            (h) The Purchaser acknowledges that all documents, filings, records and books pertaining to the Company have been made available for inspection by it.

            (i) Neither the Securities and Exchange Commission or any state securities commission has approved or recommended the Shares.

            (j) Purchaser is an accredited investor (as such term is defined in Rule 501 of Regulation D under the Securities Act).

8. Conditions to the Obligations of Each Party under this Agreement. The respective obligations of each party under this Agreement shall be subject to the satisfaction at the Closing Date that no orders, decrees or rulings issued by any court of competent jurisdiction, nor any rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency nor any suit, action or other proceeding would prevent the consummation of the transactions as contemplated hereby.

9. Fees and Expenses. Each of the parties hereto shall be responsible for their own expenses incurred in connection with the transactions contemplated hereby. Each party hereby represents that no person or entity is entitled to receive any brokerage or finder's fee or other fees in connection with this Agreement or the transactions contemplated hereby. Each party shall indemnify the other and hold the other party harmless from and against any claims for such fees as a result of any agreement or understanding between such indemnifying party and any third party.

10. Survival of Certain Representations and Warranties. The representations and warranties of the parties in this Agreement and in any instrument delivered pursuant hereto shall survive the Closing.

11. Entire Agreement. This Agreement and the agreements and documents executed and/or delivered at the Closing in connection herewith constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof. No representation, warranty, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, inducement or statement of intention not embodied herein or therein.

12. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to principles of conflict of interest.

13. Binding Effect, Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns. Notwith-standing anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective permitted successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

14. Assignability. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto.

15. Amendments. This Agreement may be modified, amended or supplemented at any time by mutual agreement of the parties. Without limiting the generality of the foregoing, this Agreement may only be amended, varied or supplemented by an instrument in writing, signed by the parties hereto.

16. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered as of the date hereinabove set forth.

                       COMPANY:

                       Chem International, Inc.



                       By:  /s/ Eric Friedman, Vice President
                            ---------------------------------
                                Eric Friedman, Vice President

                                                                    EXHIBIT 1



                       PURCHASER:

                       Gerob Realty Partnership



                       By:  /s/ E. Gerald Kay
                            ---------------------------------
                                E. Gerald Kay, General Partner







486641

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